Filed by Gardner Denver Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Gardner Denver Holdings, Inc.
SEC File No.: 001-38095
Date: August 1, 2019

 Gardner DenverQ2 2019 Earnings Presentation  August 1, 2019

 Replay Information  2  Dial toll-free:  +1.877.344.7529  International:  +1.412.317.0088  Conference ID:  #10133603  Log on to:  https://investors.gardnerdenver.com

 Disclaimer  3  Non-GAAP Financial MeasuresIncluded in this presentation are certain non-GAAP financial measures designed to supplement, and not substitute, the financial information presented in accordance with generally accepted accounting principles in the United States of America because management believes such measures are useful to investors. The reconciliation of those measures to the most comparable GAAP measures is detailed in Gardner Denver’s press release for the second quarter of 2019, which is available at https://investors.gardnerdenver.com, together with this presentation.

Agenda

- Company Highlights
- Gardner Denver/Ingersoll Rand Industrials Integration Update
- Strategy Update
- Segment Highlights
- Guidance
- Q&A

Gardner Denver
4

Q2 2019 Highlights[1]

- Revenue of $629M, down 3% excluding FX
- Adjusted EPS of $0.43 and Adjusted EBITDA of $148M with margin of 23.5%[2]
- GDP-exposed businesses (represents ~80% of revenue)[3]
  - Revenue **up 4%** excluding FX
  - **Triple digit Adjusted EBITDA margin expansion** in Industrials and Medical segments
- Upstream Energy (represents ~20% of revenue)
  - Downturn in upstream Energy due to supply/demand imbalances and limited market visibility… expecting similar market conditions for remainder of 2019
- Free cash flow (FCF) of $51M, **FCF conversion of 113%,** and net debt leverage of **2.0x**[4,5,6]
- Due to revised expectations for upstream Energy, **updating full year 2019 Adjusted EBITDA guidance** to a range of $610M to $630M

Gardner Denver

[1] All comparisons are versus the applicable prior year period unless otherwise noted
[2] Adjusted EPS is defined as adjusted net income divided by adjusted diluted average shares outstanding
[3] GDP-exposed businesses defined as Industrials, Medical and mid/downstream Energy businesses
[4] Free Cash Flow is defined as cash flows from operations less capital expenditures
[5] Free Cash Flow conversion is defined as free cash flow divided by reported net income
[6] Leverage defined as net debt divided by LTM Adjusted EBITDA

5

Gardner Denver/IR Industrials Transaction Update

Creating a Premier Diversified Leader in Mission-Critical Flow Creation and Industrial Products

- ✓ Provides Greater Scale and Reach through Leading Brands and Market Position
- ✓ Enhances End Market Balance and Diversity *(Upstream energy reduced from ~25% to ~10% of revenue)*
- ✓ Broadens Portfolio of Technologies and Solutions
- ✓ Strong Recurring Service and Aftermarket Platform of ~$2.5B *(~40% of combined revenue)*
- ✓ World-Class Operating Platform Fueled by a Talented Global Workforce
- ✓ Compelling Value Creation through $250M of Expected Cost Synergies with Incremental Revenue Growth Opportunities



Ingersoll Rand
Inspiring Progress

Gardner Denver CEO Vicente Reynal at Town Hall Meeting at Ingersoll Rand HQ

- ✓ **US antitrust (HSR) waiting period expired on June 29**; international antitrust process underway
- ✓ Joint integration planning progressing well… **continued confidence in achieving $250M cost synergies**
- ✓ Town hall hosted at Ingersoll Rand HQ… laying foundation for **strong culture of engagement**

~$1.6B Pro Forma Adjusted EBITDA[1] | On Track to Close Deal by early 2020

[1] Presented on a 2019E basis. EBITDA is pro forma for anticipated synergies that we expect to realize by the end of year 3 after closing.

Gardner Denver
6

Integration: 4-Step Plan Governed by GDX

Focused Team
- 150+ employees engaged across GDI/IR
- 23 functional workstreams

Step 1: Charter
- Critical day 1 priorities by function and sub-function
- Precise scope definition

Step 2: Blue Print
- Current state processes (value stream mapping) and capabilities
- Desired future state value stream map

Step 3: Work Plan
- New IR future operating model
- Future state org design

Step 4: Synergy Capture
- Bottoms-up functional plans for synergy delivery based on work plans
- Ready for Day 1 execution on synergies


VALUES
STEADFAST INTEGRITY
CUSTOMER FOCUS
GLOBAL TEAMWORK
CREATIVE THINKING
BIAS FOR ACTION
STRATEGIC FOCUS
EXECUTION
POLICY DEPLOYMENT
ALLOCATE CAPITAL EFFECTIVELY
DEPLOY TALENT
GROWTH ROOMS
EXPAND MARGINS
ACCELERATE GROWTH
GDX
EXECUTION EXCELLENCE

GROWTH ROOM



WEEKLY CADENCE

Team Definition + 4-Step Plan Driven by GDX....Ensuring We "Stay in Control"

Gardner Denver
7

 Our Strategy                                                          Deploy TalentExpand Margins Accelerate Growth Allocate Capital Effectively          10

Industrials Segment – Q2 Highlights

(Dollars in millions)

	As Reported	Prior Year	YOY Change	Ex-FX YOY Change
Revenue	**$334.3**	**$328.7**	**1.7%**	**5.5%**
Adjusted EBITDA	**$76.6**	**$71.1**	**7.7%**	**11.5%**
Adjusted EBITDA Margin	**22.9%**	**21.6%**	**130 bps**	

Highlights:

- Orders flat ex-FX
- Revenue up 5% ex-FX
- Positive orders performance in Americas & Europe ex-FX; negative performance in Asia due to Runtech order placed in previous year
- Solid performance in core oil lubricated compressors and blowers which were both up mid to high single digits
- Adjusted EBITDA margin up 130 bps benefiting from continued progress on gross margin expansion initiatives (i2V, etc.)

Innovation in Action



Oil-Free Claw Vacuum Pump

New vacuum technology providing oil-free air with higher energy efficiency, lower footprint and reduced noise levels for applications such as food packaging and processing, plastics and woodworking.

Gardner Denver

9

Energy Segment – Q2 Highlights

(Dollars in millions)

	As Reported	Prior Year	YOY Change	Ex-FX YOY Change
Revenue	$222.8	$273.1	(18.4)%	(16.8)%
Adjusted EBITDA	$56.3	$79.7	(29.4)%	(28.5)%
Adjusted EBITDA Margin	25.3%	29.2%	(390) bps	

Highlights:

- Orders down 30% ex-FX
  - Upstream orders down 35% due to minimal original equipment activity and overall market activity impacting aftermarket
- Revenue down 17% ex-FX
  - Upstream revenue down 26%
  - Mid/downstream down 3% ex-FX
- Adjusted EBITDA margin down 390 bps due to revenue decline in upstream with partial offset due to targeted cost actions; stable margin performance in mid/downstream businesses

Innovation in Action



Thunder E-Max Hydraulic Frac Pump
Newly introduced 11-inch stroke length quintuplex hydraulic fracturing pump capable of delivering up to 5,000 horsepower and longer lasting fluid end and consumable life; pump is designed for compatibility and enhanced performance with emerging technology of electric fracturing ("e-frac").

Gardner Denver

10

 Medical Segment – Q2 Highlights  (Dollars in millions)  Highlights:  Orders up 9% ex-FXRevenue up 12% ex-FXStrong broad-based performance across all product technologies and geographiesAdjusted EBITDA margin up 260 bps driven by volume  growth and operational efficiencies                                                  As Reported      Prior Year      YOYChange          Ex-FX YOYChange  Revenue  $72.0  $66.4  8.4%  12.0%  Adjusted EBITDA  $21.4  $18.0  18.9%  23.3%  Adjusted EBITDA Margin  29.7%  27.1%  260 bps  Acquisition of OinaAcquired July 2019        Oina Peristaltic PumpsHighly engineered peristaltic pump offerings developed for use in high precision liquid handling applications such as pharmaceutical filtration processes; pump reduces pulsation and provides        more reliable liquid flow.  11

 Revised 2019 Guidance  12  1 All revenue outlook commentary expressed in percentages2 Excluding the impact of any potential M&A activity or share repurchases3 Represents the expectation of weighted average diluted shares outstanding for the balance of the year based on ending share count and share price as of June 30, 2019    2019Guidance(April 2019)  Revised 2019 Guidance(July 2019)  Revenue1IndustrialsMedical Mid & Downstream EnergyUpstream EnergyTotal Gardner DenverFX ImpactTotal Gardner Denver (incl. FX)  Growth (ex-FX)up MSDup MSD up MSDdown LDD to HSDup LSD to MSD down LSDup LSD  Growth (ex-FX)up MSDup MSD up MSD      down ~30%down LSD      down LSD      down LSD to MSD  Adjusted EBITDA  $680M – $710M  $610M – $630M  Capital Expenditures  ~$50M – $60M  ~$50M – $60M  Tax Rate  24% – 26%  22% – 24%  Year-end Net Debt Leverage2  1.5x – 1.7x  1.8x – 2.0x  FCF Conversion  ~100%  ~100%  Average Shares Outstanding3  ~208M  ~209M

 Appendix

 Q2 2019 Financial Performance  14  1 Adjusted EPS is defined as adjusted net income divided by adjusted diluted average shares outstanding        $629  Q2 2018 Q2 2019    $162  $148  Q2 2018 Q2 2019  Adjusted EPS1        $0.44  $0.43  Q2 2018  Q2 2019     Revenue Down 6%Down 3% ex-FX$668   Adjusted EBITDA Down 9%Margin Down 70 bps  Down 1 Cent  23.5%Margin  24.2%Margin  (Dollars in millions, excl. EPS)  Industrials +130 bpsMedical +260 bpsEnergy -390 bps  Industrials +5% ex-FXMedical +12% ex-FXEnergy -17% ex-FX

               2.4x  2.0x  2.0x  Q2'18  Q1'19 Q2'19  Q2 2019 Financial Performance  15  Free Cash Flow 1     Working Capital (Op. Working Capital as % of LTM Sales)   Leverage (Net Debt / LTM Adjusted EBITDA)        205%  113%  Q2 2018  Q2 2019  Increased 40 bps  Improved 0.4x Y/Y  ¹ Free Cash Flow is defined as cash flows from operations less capital expenditures; Free Cash Flow conversion is defined as free cash flow divided by reported net income        25.1%  25.5%  Q2 2018 Q2 2019  (Dollars in millions)  Industrials decreased 170 bps Medical decreased 320 bps Energy increased 430 bps      $51M  $124M  (FCF Conversion in % and FCF in $)

Reconciliation of Net Income and Earnings per Share to Adjusted Net Income and Adjusted Earnings per Share

GARDNER DENVER HOLDINGS, INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME AND EARNINGS PER SHARE TO
ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE
(Dollars in millions, except per share amounts)
(Unaudited)

	For the Three Month Period Ended June 30,		For the Six Month Period Ended June 30,	
	2019	2018	2019	2018
Net Income	$ 44.9	$ 60.3	$ 92.1	$ 102.7
Basic Earnings Per Share (As Reported)	$ 0.22	$ 0.30	$ 0.45	$ 0.51
Diluted Earnings Per Share (As Reported)	$ 0.21	$ 0.29	$ 0.44	$ 0.49
Plus:				
Provision for income taxes	8.3	17.2	20.3	40.7
Amortization of acquisition related intangible assets	28.2	27.6	56.6	55.6
Restructuring and related business transformation costs	2.0	8.4	6.1	12.9
Acquisition related expenses and non-cash charges	17.1	5.7	18.7	10.3
Expenses related to public stock offerings	-	0.5	-	1.9
Establish public company financial reporting compliance	-	1.1	0.6	1.9
Stock-based compensation	7.1	(0.8)	16.4	1.9
Foreign currency transaction losses (gains), net	0.6	(2.4)	3.7	0.2
Loss on extinguishment of debt	0.2	0.2	0.2	0.2
Shareholder litigation settlement recoveries	-	-	(6.0)	(4.5)
Other adjustments	0.6	-	0.9	(0.7)
Minus:				
Income tax provision, as adjusted	19.2	25.4	40.5	49.9
Adjusted Net Income	$ 89.8	$ 92.4	$ 169.1	$ 173.2
Adjusted Basic Earnings Per Share	$ 0.44	$ 0.46	$ 0.84	$ 0.86
Adjusted Diluted Earnings Per Share[1]	$ 0.43	$ 0.44	$ 0.81	$ 0.83
Average shares outstanding:				
Basic, as reported	203.4	201.8	202.5	201.7
Diluted, as reported	208.9	209.6	208.4	209.8
Adjusted diluted[1]	208.9	209.6	208.4	209.8

[1] Adjusted diluted share count and adjusted diluted earnings per share include incremental dilutive shares, using the treasury stock method, which are added to average shares outstanding.

Gardner Denver

16

Reconciliation of Net Income to Adjusted EBITDA and Adjusted Net Income and CFOA to Free Cash Flow

GARDNER DENVER HOLDINGS, INC. AND SUBSIDIARIES RECONCILIATION
OF NET INCOME TO ADJUSTED EBITDA AND ADJUSTED
NET INCOME AND CASH FLOWS - OPERATING ACTIVITIES TO FREE CASH FLOW
(Dollars in millions)
(Unaudited)

	For the Three Month Period Ended June 30,		For the Six Month Period Ended June 30,	
	2019	2018	2019	2018
Net Income	$ 44.9	$ 60.3	$ 92.1	$ 102.7
Plus:				
Interest expense	22.4	26.1	44.8	52.1
Provision for income taxes	8.3	17.2	20.3	40.7
Depreciation expense	13.5	13.8	27.6	27.8
Amortization expense	30.9	31.5	62.3	62.4
Restructuring and related business transformation costs	2.0	8.4	6.1	12.9
Acquisition related expenses and non-cash charges	17.1	5.7	18.7	10.3
Expenses related to public stock offerings	-	0.5	-	1.9
Establish public company financial reporting compliance	-	1.1	0.6	1.9
Stock-based compensation	7.1	(0.8)	16.4	1.9
Foreign currency transaction losses (gains), net	0.6	(2.4)	3.7	0.2
Loss on extinguishment of debt	0.2	0.2	0.2	0.2
Shareholder litigation settlement recoveries	-	-	(6.0)	(4.5)
Other adjustments	0.6	-	0.9	(0.7)
Adjusted EBITDA	$ 147.6	$ 161.6	$ 287.7	$ 309.8
Minus:				
Interest expense	22.4	26.1	44.8	52.1
Income tax provision, as adjusted	19.2	25.4	40.5	49.9
Depreciation expense	13.5	13.8	27.6	27.8
Amortization of non-acquisition related intangible assets	2.7	3.9	5.7	6.8
Adjusted Net Income	$ 89.8	$ 92.4	$ 169.1	$ 173.2
Free Cash Flow				
Cash flows - operating activities	$ 61.4	$ 134.3	$ 130.1	$ 194.5
Minus:				
Capital expenditures	10.6	10.8	24.7	20.9
Free Cash Flow	$ 50.8	$ 123.5	$ 105.4	$ 173.6

Gardner Denver

17

Reconciliation of Segment Adjusted EBITDA to Income Before Income Taxes

GARDNER DENVER HOLDINGS, INC. AND SUBSIDIARIES
RECONCILIATION OF SEGMENT ADJUSTED EBITDA TO INCOME BEFORE INCOME TAXES
(Dollars in millions)
(Unaudited)

	For the Three Month Period Ended June 30,		For the Six Month Period Ended June 30,	
	2019	2018	2019	2018
Revenue				
Industrials	$ 334.3	$ 328.7	$ 652.4	$ 645.6
Energy	222.8	273.1	455.9	515.3
Medical	72.0	66.4	141.1	126.8
Total Revenue	$ 629.1	$ 668.2	$ 1,249.4	$ 1,287.7
Segment Adjusted EBITDA				
Industrials	$ 76.6	$ 71.1	$ 147.7	$ 137.9
Energy	56.3	79.7	116.3	147.6
Medical	21.4	18.0	41.4	33.9
Total Segment Adjusted EBITDA	$ 154.3	$ 168.8	$ 305.4	$ 319.4
Less items to reconcile Segment Adjusted EBITDA to Income Before Income Taxes:				
Corporate expenses not allocated to segments	$ 6.7	$ 7.2	$ 17.7	$ 9.6
Interest expense	22.4	26.1	44.8	52.1
Depreciation and amortization expense	44.4	45.3	89.9	90.2
Restructuring and related business transformation costs	2.0	8.4	6.1	12.9
Acquisition related expenses and non-cash charges	17.1	5.7	18.7	10.3
Expenses related to public stock offerings	-	0.5	-	1.9
Establish public company financial reporting compliance	-	1.1	0.6	1.9
Stock-based compensation	7.1	(0.8)	16.4	1.9
Foreign currency transaction losses (gains), net	0.6	(2.4)	3.7	0.2
Loss on extinguishment of debt	0.2	0.2	0.2	0.2
Shareholder litigation settlement recoveries	-	-	(6.0)	(4.5)
Other adjustments	0.6	-	0.9	(0.7)
Income Before Income Taxes	$ 53.2	$ 77.5	$ 112.4	$ 143.4

Gardner Denver
18

Forward-Looking Statements  1  FORWARD-LOOKING STATEMENTSThis communication contains “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Ingersoll-Rand plc (“Ingersoll-Rand”) and Gardner Denver Holdings, Inc. (“Gardner Denver”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.These forward-looking statements are based on Gardner Denver’s and Ingersoll Rand’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from the Gardner Denver’s and Ingersoll Rand’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Gardner Denver may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Ingersoll-Rand or Gardner Denver, or at all, (3) unexpected costs, charges or expenses resulting from the proposed transaction, (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Gardner Denver and Ingersoll-Rand U.S. Holdco Inc. (“Ingersoll Rand Industrial”), or at all, (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company and Ingersoll Rand achieving revenue and cost synergies; (8) inability of the combined company and Ingersoll-Rand to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability, (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; (14) Ingersoll Rand obtaining approval of its shareholders to change its name and (15) other risk factors detailed from time to time in Ingersoll-Rand’s and Gardner Denver’s reports filed with the SEC, including Ingersoll-Rand’s and Gardner Denver’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.Any forward-looking statements speak only as of the date of this communication. Neither Ingersoll-Rand nor Gardner Denver undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

 Important Additional Information and Where to Find it  2  IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND ITIn connection with the proposed transaction, Gardner Denver and Ingersoll Rand Industrial will file registration statements with the SEC registering shares of Gardner Denver common stock and Ingersoll Rand Industrial common stock in connection with the proposed transaction. Gardner Denver will also file a proxy statement, which will be sent to the Gardner Denver shareholders in connection with their vote required in connection with the proposed transaction. If the transaction is effected in whole or in part via an exchange offer, Ingersoll-Rand will also file with the SEC a Schedule TO with respect thereto. Ingersoll-Rand shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and Gardner Denver stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Gardner Denver, Ingersoll Rand Industrial and the proposed transaction. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) will also be available free of charge on Ingersoll Rand’s website at http://ir.ingersollrand.com or on Gardner Denver’s website at https://investors.gardnerdenver.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of Gardner Denver in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.NO OFFER OR SOLICITATIONThis communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.This slide deck is not a solicitation of a proxy from any security holder of Gardner Denver. However, Ingersoll-Rand, Gardner Denver and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Gardner Denver in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ingersoll-Rand may be found in its Annual Report on Form 10-K filed with the SEC on February 12, 2019 and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019. Information about the directors and executive officers of Gardner Denver may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 26, 2019.